

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 22, 2010

Mr. Timothy L. Frank
Chief Executive Officer and President
Conn's, Inc.
3295 College Street
Beaumont, Texas 77701

RE: Conn's, Inc.
Amendment No. 1 to Form 10-K/A and Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 12, 2010 and March 25, 2010
File No. 0-50421

Dear Mr. Frank:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those items addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements, page 64

1. We note you fully impaired goodwill during the three month period ended October 31, 2009. Please provide us the valuation report, or a detailed summary, that served as the basis for performing step one of the goodwill impairment test. Show us how you performed step one of the test including whether it was done on an entity wide basis or by segment or reporting unit. Please also provide us the purchase allocation that you performed in step two of the analysis and tell us how you determined the fair value of assets and liabilities used in the purchase allocation. Please be detailed in your explanation indicating whether and where

you used an outside consultant. To the extent step two indicated that carrying value exceeded fair value for any long-lived asset or group of assets, advise us whether you considered this an event necessitating an impairment test of long-lived assets. If so, show us the results of such test. Please reconcile your total valuation of the company to the then most recent market capitalization. Please summarize the reason(s) for any large differences between your derived value and your market capitalization. We may have further substantive comment.

Note 1. Summary of Significant Accounting Policies, page 68

Allowance for Doubtful Account, page 71

2.   Please provide the staff a reserve analysis similar to that presented in your letter dated April 9, 2009 as of January 31, 2010 and the most recent subsequent month-end practicable. Please also provide a customer accounts receivable aging as of the same dates. Please explain to us how your methodology for determining the allowance for doubtful accounts was applied throughout fiscal 2010 and why the allowance as a percentage of accounts receivable increased by approximately 100 basis points from the prior fiscal year-end. Please provide a time-line for fiscal 2010 that addresses each change in the allowance rate and describe the economic events that caused you to change the rate at which you provide for uncollectible receivables. If such economic events relate to increasing charge-off experience, please provide us a timeline of when charge-offs increased and how management responded to such changes. Because charge-offs are typically a lagging indicator of credit quality, show us how you were able to estimate the provision for doubtful accounts prior to charge-off as well as the timing of the estimate. We may have further comment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Accounting Branch Chief